The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these warrants, and it is not soliciting an offer to buy these warrants in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated November 18, 2014.

Preliminary Pricing Supplement No. W16
To the Underlying Supplement dated July 29, 2013,
Product Supplement No. W-I dated August 9, 2012,
Prospectus Supplement dated August 8, 2012 and
Prospectus dated March 23, 2012
Credit Suisse AG
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03 November 18, 2014

Structured Investments	Credit Suisse 3 Year Call Warrants Expiring November 27, 2017 Linked to the Performance of the S&P 500® Index
General
•
The warrants are designed for investors who seek a leveraged return at expiration based on the performance of the S&P 500® Index. Investors should be willing to forgo interest and dividend payments and, if the Final Level is greater than the Initial Level by less than 12.92% (to be determined on the Trade Date), be willing to lose some of their investment or, if the Final Level is equal to or less than the Initial Level, be willing to lose all of their investment.

•
Unsecured contractual obligations of Credit Suisse AG, acting through its Nassau Branch, expiring November 27, 2017†. The warrants will rank pari passu with all of our other unsecured contractual obligations and our unsecured and unsubordinated debt obligations. Any payment at expiration is subject to our ability to pay our obligations as they become due.

•	You do not have the right to exercise your warrants prior to expiration. The warrants are risky investments and may expire worthless.

•
You must have an options-approved account in order to purchase the warrants. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants, and you should be experienced with respect to options and option transactions.

•	The initial offering price of each warrant, which we also refer to as the Issue Price, is expected to be $129.20 (to be determined on the Trade Date).

•	The minimum initial investment is $1,000, resulting in a minimum initial purchase of 8 warrants (after rounding) (to be determined on the Trade Date).

•
The warrants are expected to price on or about November 21, 2014 (the “Trade Date”) and are expected to settle on or about November 26, 2014 (the “Settlement Date”). Delivery of the warrants in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Underlying:
The warrants are linked to the performance of the S&P 500® Index. For more information on the Underlying, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level.

	Underlying	Ticker	Initial Level*
	S&P 500® Index	SPX <Index>
Issue Price:	Expected to be $129.20 per warrant (equal to 12.92% of the Notional Amount, to be determined on the Trade Date)
Notional Amount:	$1,000 per warrant.
Payment at Expiration:
On the Expiration Date, the warrants will be exercised automatically and you will be entitled to receive a cash payment equal to the Cash Settlement Value. Any payment at expiration is subject to our ability to pay our obligations as they become due.

Cash Settlement Value:	With respect to each warrant you hold, the Cash Settlement Value at expiration will equal:
• If the Final Level is greater than the Initial Level, an amount calculated as follows:
Notional Amount × Underlying Return
• If the Final Level is equal to or less than the Initial Level, $0.

If the Final Level is equal to or less than the Initial Level, the warrants will expire worthless. In such case, you will lose your entire investment. In addition, if the Final Level is greater than the Initial Level but by less than 12.92% (to be determined on the Trade Date), you will lose a portion of your initial investment.

Listing:	The warrants will not be listed on any securities exchange.
CUSIP:	22547T407

Investing in the warrants involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-4 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per warrant	$129.20	$	$
Total	$	$	$
(1) J.P. Morgan Securities LLC, which we refer to as JPMS, and JPMorgan Chase Bank, N.A. will act as placement agents for the warrants. We or one of our affiliates will pay discounts and commissions of $6.50 per warrant to the placement agents. For more detailed information, please see the “Supplemental Plan of Distribution” on the last page of this pricing supplement.
Credit Suisse currently estimates the value of each warrant on the Trade Date will be between $102.70 and $122.70 (as determined by reference to our valuation models).  This range of estimated values reflects terms that are not yet fixed.  A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.
The warrants are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
J.P. Morgan
Placement Agent
November , 2014	(cover continued on next page)

(continued from previous page)

Underlying Return:	Final Level – Initial Level
Initial Level
Initial Level:*	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:†	November 21, 2017
Expiration Date:†	November 27, 2017

* In the event that the closing level for the Underlying is not available on the Trade Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.

† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Expiration Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, as described in “Market disruption events” in the accompanying product supplement.

You may revoke your offer to purchase the warrants at any time prior to the time at which we accept such offer on the date the warrants are priced. We reserve the right to change the terms of, or reject any offer to purchase the warrants prior to their issuance. In the event of any changes to the terms of the warrants, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Warrants

You should read this pricing supplement together with the underlying supplement dated July 29, 2013, the product supplement dated August 9, 2012, the prospectus supplement dated August 8, 2012 and the prospectus dated March 23, 2012. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated July 29, 2013:

http://www.sec.gov/Archives/edgar/data/1053092/000095010313004526/dp39753_424b2.htm

•	Product supplement No. W-I dated August 9, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004069/dp32175_424b2.htm

•	Prospectus supplement dated August 8, 2012 and Prospectus dated March 23, 2012:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312004056/dp32134_424b2-wu.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the warrants and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the warrants involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the warrants.

Hypothetical Total Return on the Warrants at Expiration Per $1,000 Notional Amount of Warrants

The table and examples below illustrate hypothetical total returns at expiration per Notional Amount of warrants for a hypothetical range of performance of the Underlying. The “total return” as used in the table below is a percentage calculated as (i) the Cash Settlement Value divided by the Issue Price, minus (ii) one. The hypothetical total returns set forth below assume an Issue Price of 12.92% of the Notional Amount or $129.20. The hypothetical Cash Settlement Values and total returns set forth below are for illustrative purposes only. The actual Cash Settlement Value and total return applicable to a purchaser of the warrants will be based on the actual Issue Price (to be determined on the Trade Date) and the Final Level.  You should consider carefully whether the warrants are suited to your investment goals. Any payment at expiration is subject to our ability to pay our obligations as they become due. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Underlying Return	Initial Investment (Issue Price)	Cash Settlement Value	Total Return
100.00%	$129.20	$1,000.00	673.99%
90.00%	$129.20	$900.00	596.59%
80.00%	$129.20	$800.00	519.20%
70.00%	$129.20	$700.00	441.80%
60.00%	$129.20	$600.00	364.40%
50.00%	$129.20	$500.00	287.00%
40.00%	$129.20	$400.00	209.60%
30.00%	$129.20	$300.00	132.20%
20.00%	$129.20	$200.00	54.80%
12.92%	$129.20	$129.20	0.00%
10.00%	$129.20	$100.00	-22.60%
5.00%	$129.20	$50.00	-61.30%
0.00%	$129.20	$0.00	-100.00%
-10.00%	$129.20	$0.00	-100.00%
-20.00%	$129.20	$0.00	-100.00%
-30.00%	$129.20	$0.00	-100.00%
-40.00%	$129.20	$0.00	-100.00%
-50.00%	$129.20	$0.00	-100.00%
-60.00%	$129.20	$0.00	-100.00%
-70.00%	$129.20	$0.00	-100.00%
-80.00%	$129.20	$0.00	-100.00%
-90.00%	$129.20	$0.00	-100.00%
-100.00%	$129.20	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Expiration

The following examples illustrate how the Cash Settlement Values set forth in the table above are calculated.

Example 1: The Final Level increases by 50% from the Initial Level to the Final Level. Since the Final Level is greater than the Initial Level, the investor would be entitled to receive a Cash Settlement Value at expiration on the warrants calculated as follows:

Cash Settlement Value	=	$1,000 × the Underlying Return
	=	$1,000 × 50%
	=	$500

Example 2: The Final Level increases by 10% from the Initial Level to the Final Level. Since the Final Level is greater than the Initial Level, the investor would be entitled to receive a Cash Settlement Value at expiration on the warrants calculated as follows:

Cash Settlement Value	=	$1,000 × the Underlying Return
	=	$1,000 × 10%
	=	$100

Since the Final Level is greater than the Initial Level but by less than 12.92%, the investor will lose $29.20 of the initial investment of $129.20 per warrant, which is equivalent to a loss of approximately 22.60%.

Example 3: The Final Level is equal to the Initial Level. Since the Final Level is equal to the Initial Level, the Underlying Return is zero and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $129.20 per warrant.

Example 4: The Final Level decreases by 20% from the Initial Level to the Final Level. Because the Final Level is less than the Initial Level, the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $129.20 per warrant.

Selected Risk Considerations

An investment in the warrants involves significant risks. Investing in the warrants is not equivalent to investing directly in the Underlying or any of the equity securities comprising the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
THE WARRANTS ARE A RISKY INVESTMENT AND MAY EXPIRE WORTHLESS – The warrants do not guarantee any return of your investment and are subject to considerable downside leverage. The return on the warrants at expiration is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative. If the Final Level is less than or equal to the Initial Level, the warrants will expire worthless and you will lose your entire investment. Even if the Final Level is greater than the Initial Level but by less than 12.92% (to be determined on the Trade Date), you will lose a portion of your investment in the warrants because the Cash Settlement Value will be less than the Issue Price.

•
THE WARRANTS ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the warrants will be based on the performance of the Underlying, the payment of any amount due on the warrants is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the warrants, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the warrants prior to expiration.

•
THE INITIAL PUBLIC OFFERING PRICE OF THE WARRANTS MAY BE HIGHER THAN THAT OF SIMILAR OPTIONS – The initial public offering price of the warrants may be higher than the price a commercial user of options on the Underlying might pay for a comparable option in a private transaction.

•
THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS – We are requiring that warrants be sold only to investors with options−approved accounts. We suggest that investors considering purchasing warrants be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisors, the suitability of the warrants in light of their particular circumstances. Warrants may not be suitable for persons dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of your investment in the warrants.

•
THE WARRANTS ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION – The warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the warrants must look solely to us for performance of our obligations to pay the Cash Settlement Value, if any, upon the exercise of the warrants. The warrants are our unsecured contractual obligations and will rank equally with our other unsecured contractual obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the warrants, if any, is not expected to be as liquid as the market for OCC standardized options.

•
THE RETURN ON THE WARRANTS MAY BE LOWER THAN RETURN ON OTHER INVESTMENTS WITH A SIMILAR TERM — The warrants are not debt instruments and we will not pay interest on the warrants. You may receive less at expiration than you could have earned on ordinary interest-bearing debt securities with a similar term, including other of our debt securities, since the payment at expiration is based on the performance of the Underlying. Because the payment due at expiration may be less than the amount originally invested in the warrants and may even be zero, the return on the warrants (i.e., the effective yield to the expiration date) may be negative and you may even lose your entire investment. Even if the return on the warrants is positive, the return may not be sufficient to compensate you for any loss in value due to inflation and other factors relating to the time value of money.

•
THE TIME REMAINING TO THE EXPIRATION DATE MAY ADVERSELY AFFECT THE VALUE OF THE WARRANTS — You will lose your entire investment if the Final Level is less than or equal to the Initial Level. This risk of losing your entire investment will reflect the nature of a warrant as an asset that tends to decline in value over time and that will be worthless if it is “out-of-the-money” when it is exercised. Assuming all other factors are held constant, the risk that the warrants will expire worthless will increase the more the level of the Underlying falls below the Initial Level and the shorter the time remaining until the expiration date. Therefore, the value of the warrants will reflect both the rise or decline in the level of the Underlying and the time remaining to the expiration date, among other factors.

•
NO VOTING RIGHTS OR DIVIDEND PAYMENTS — As a holder of the warrants, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•
THE ESTIMATED VALUE OF THE WARRANTS ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your warrants on the Trade Date (as determined by reference to our valuation models) may be significantly less than the original Price to Public. The Price to Public of the warrants includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the warrants and the cost of hedging our risks as issuer of the warrants through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the warrants. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the warrants (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the warrants in accordance with our valuation models. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to expiration of the warrants, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s valuation models may differ from other issuers’ valuation models, our estimated value at any time may not be comparable to estimated values of similar warrants of other issuers.

•
SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your warrants in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the warrants on the Trade Date. The estimated value of the warrants on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the warrants in the secondary market (if any exists) at any time. The secondary market price of your warrants at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our valuation models and other factors. These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness.  Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your warrants will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your warrants to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your warrants may be lower than the price at which we may repurchase the warrants from such dealer.

We (or an affiliate) may initially post a bid to repurchase the warrants from you at a price that will exceed the then-current estimated value of the warrants. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The warrants are not designed to be short-term trading instruments and any sale prior to expiration could result in a substantial loss to you. You should be willing and able to hold your warrants to expiration.

•
LACK OF LIQUIDITY — The warrants will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the warrants in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the warrants when you wish to do so. Because other dealers are not likely to make a secondary market for the warrants, the price at which you may be able to trade your warrants is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the warrants. If you have to sell your warrants prior to expiration, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as calculation agent and hedging our obligations under the warrants. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the warrants. Further, hedging activities may adversely affect any payment on or the value of the warrants. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the warrants, which creates an additional incentive to sell the warrants to you.

•
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE WARRANTS — In addition to the level of the Underlying on any day, the value of the warrants will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	Market expectations as to future levels of the Underlying;

•	interest and yield rates in the market generally;

•	the dividend rates on the equity securities composing the Underlying;

•	the expected and actual volatility of the Underlying;

•	changes and adjustments made to the Underlying;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the equity securities composing the Underlying or markets generally;

•	the time to expiration of the warrants; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your warrants prior to expiration. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the warrants may be used in connection with hedging our obligations under the warrants through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the warrants (including on the Valuation Date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the warrants at expiration. For additional information, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 2, 2009 through November 14, 2014. The closing level of the Underlying on November 14, 2014 was 2039.82. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the warrants. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the warrants.

For additional information about the S&P 500® Index, see “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.

Material U.S. Federal Income Tax Considerations

Subject to the limitations and qualifications contained herein, the following discussion summarizes the material U.S. federal income tax consequences of owning and disposing of a warrant that may be relevant to holders of warrants that acquire their warrants from us as part of the original issuance of the warrants. This discussion applies only to holders that hold their warrants as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).  Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,
•	a mutual fund,
•	a tax-exempt organization,
•	a grantor trust,
•	certain U.S. expatriates,
•	an insurance company,
•	a dealer or trader in warrants or foreign currencies,
•	a person (including traders in warrants) using a mark-to-market method of accounting,
•	a person who holds warrants as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or
•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein.  No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of warrants, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the warrants, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of warrants that, for U.S. federal income tax purposes, is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes.  If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds warrants, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership, or a partner of a partnership, holding warrants, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the warrants.

Characterization of the Warrants

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the warrants or securities with terms substantially identical to the warrants.  However, although the matter is not free from doubt, under current law, in the opinion of Milbank, Tweed, Hadley & McCloy LLP, our special tax counsel (“Tax Counsel”), each warrant will be treated as an option for U.S. federal income tax purposes.  Pursuant to the terms of the warrants, we and every holder of a warrant agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a warrant as an option for U.S. federal income tax purposes.  Prospective investors in the warrants should be aware, however, that no ruling has been sought from the IRS regarding the treatment of the warrants, and Tax Counsel’s opinion is not binding on the IRS or the courts.  As a result, it is possible that the IRS could successfully assert a different position with respect to the characterization of the warrants as options, and the attendant U.S. federal income tax consequences.

The following discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the warrants is based upon the assumption that each warrant will be treated as an option for U.S. federal income tax purposes.  If the warrants are not in fact treated as options for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership and disposition of the warrants could differ significantly from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a warrant could differ significantly from the timing and character of income, gain or loss recognized in respect of a warrant had the warrants in fact been treated as options for U.S. federal income tax purposes.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the warrants for U.S. federal income tax or other tax purposes.  Accordingly, Holders should consult their tax advisors concerning the tax treatment of holding the warrants.

Tax Treatment of the Warrants

In accordance with the agreed-upon tax treatment described above, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the warrant (generally its cost).  Such gain or loss will be short-term capital gain or loss, except if the warrant has been held for more than one year at the time of its sale, in which case the gain or loss will be long-term capital gain or loss.

U.S. Holders who may have a position with respect to any of the underlying shares or the assets that may be reflected in the underlying index or indices should consult their tax advisors concerning the potential application of the straddle rules and the tax rules applicable to hedging transactions.  This discussion does address any tax consequences to a U.S. Holder who holds the warrants as part of a straddle or for whom the warrants may constitute a hedging transaction.

Other tax characterizations of the warrants are possible.  For example, the IRS might also seek to treat the warrants as Code section 1256 contracts in the event that they are listed on a securities exchange.  In such case, the warrants would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the warrants for U.S. federal income tax or other tax purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the warrants) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Any interest earned or deemed earned on the warrants and any gain on sale or other taxable disposition of the warrants will be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the warrants.

Warrants Held Through Foreign Accounts

Under certain sections of the “Hiring Incentives to Restore Employment Act” (the “Act”) commonly referred to as “FATCA” and recently finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to foreign financial institutions (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. “Withholdable payments” generally include (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States.  “Passthru payments” generally are withholdable payments and foreign passthru payments.  To avoid becoming subject to the 30% withholding tax on payments to them, we and other foreign financial institutions may be required to report information to the IRS regarding the holders of the warrants and, in the case of holders who (1) fail to provide the relevant information, (2) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (3) hold the warrants directly or indirectly through such non-compliant foreign financial institutions, we may be required to withhold on a portion of payments under the warrants.  The Act also requires withholding agents making withholdable payments to certain foreign entities that are not foreign financial institutions that do not disclose the name, address, and taxpayer identification number of any substantial United States owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%.  We will treat payments on the warrants as withholdable payments for these purposes.

Withholding under the Act will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law.  Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Pursuant to the regulations and IRS Notice 2013-43, and subject to the exceptions described below, the Act’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after June 30, 2014, (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016, and (iii) passthru payments made after the later of December 31, 2016 or six months after the date that final regulations defining the term “foreign passthru payment” are published.  The provisions of the Act discussed above generally will not apply to obligations (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that produce withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalent payments. .

If you are, or hold your warrants through a foreign financial institution or foreign entity, or you otherwise fail to comply with information reporting and certification requirements necessary for an applicable withholding agent to determine your status for purposes of FATCA, a portion of any of the payments made to you may be subject to 30% withholding.

Since we are a “foreign financial institution,” within the meaning of the Act, we may be required to withhold 30% of any “passthru payments” we make to you after December 31, 2016, if you are a foreign financial institution that has not entered into the agreement described in that paragraph or if you do not provide certain documentation that may be required under the Act, including but not limited to information concerning “substantial U.S. owners”.  We are not required to pay any additional amounts if withholding is required under the Act or otherwise.

Non-U.S. Holders Generally

In the case of a holder of the warrants that is not a U.S. Holder and has no connection with the United States other than holding its warrants (a “Non-U.S. Holder”), payments made with respect to the warrants will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements (including the requirements discussed in the preceding section).  Any gain realized upon the sale or other disposition of the warrants by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the warrants should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

Section 871(m) of the United States Internal Revenue Code, enacted under the Act, and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States.  Under the Act, unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax.  A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).  For payments made before January 1, 2016, the regulations provide that a specified NPC is any NPC if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract; (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract; (c) the underlying security is not readily tradable on an established securities market; or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract.

Proposed  regulations provide that a dividend equivalent is (i) any payment of a substitute dividend made pursuant to a securities lending or sale-repurchase transaction that references the payment of a dividend from an underlying security, (ii) any payment made pursuant to a specified NPC that references the payment of a dividend from an underlying security, (iii) any payment made pursuant to a specified equity-linked instrument (a “specified ELI”) that references the payment of a dividend from an underlying security, or (iv) any other substantially similar payment.  An underlying security is any interest in an entity taxable as a domestic corporation if a payment with respect to that interest could give rise to a U.S. source dividend.  An ELI is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) or combination of financial instruments that references one or more underlying securities to determine its value, including a futures contract, forward contract, option, contingent payment debt instrument, or other contractual arrangement.  The proposed regulations provide that, for payments made after December 31, 2015, a specified NPC is any NPC that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition, which may include an acquisition after the original issuance of the security.  A comparable test would apply to a specified ELI that is issued after final regulations to this effect are promulgated.  The delta of an NPC or ELI is the ratio of the change in the fair market value of the contract to the change in the fair market value of the property referenced by the contract.  If an NPC (or ELI) references more than one underlying security, the NPC (or ELI) is a specified NPC (or specified ELI) only with respect to underlying securities for which the NPC (or ELI) has a delta of 0.70 or greater at the time that the long party acquires the NPC (or ELI).  If an NPC or ELI references more than one underlying security, a separate delta must be determined with respect to each underlying security without taking into account any other underlying security or other property or liability.

The proposed regulations provide that a payment includes a dividend equivalent payment even if there is no explicit or implicit reference to a dividend with respect to the underlying.  Where the warrants reference an interest in more than one underlying security, each underlying security is treated as an underlying security in a separate NPC (or ELI) for purposes of determining whether such NPC (or ELI) is a specified NPC (or specified ELI) or an amount received is a substantially similar payment.  The proposed regulations provide an exception for qualified indices that satisfy certain criteria; however, it is not entirely clear how the proposed regulations will apply to warrants that are linked to certain indices or baskets.

If the warrants are treated as ELIs and are issued prior to 90 days after final regulations adopting the rules in the proposed regulations are published, the proposed regulations should not apply to a Non-U.S. Holder; however, these rules will apply if finalized without regard to the date of issuance if the warrants are treated as NPCs.  It is possible that, if the warrants are treated as NPCs, a withholding agent may withhold on payments made to Non-U.S. Holders that purchase the warrants in this offering if the withholding agent cannot determine the date on which the Non-U.S. Holder acquired the warrants.

We will treat any portion of a payment or deemed payment on the warrants (including, if appropriate, the payment of the purchase price) that is substantially similar to a dividend as a dividend equivalent payment, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided.  The proposed regulations are extremely complex.  Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these proposed regulations and whether payments or deemed payments on the warrants constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The warrants may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the warrants at the time of his or her death.  The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States.  Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the warrants at death.

Information Reporting Regarding Specified Foreign Financial Assets

The Act and temporary and proposed regulations generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on new IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year.  Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report.  The proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011.  Under the proposed regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets.  Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold.  Specified foreign financial assets include any depository or custodial account held at a foreign financial institution; any debt or equity interest in a foreign financial institution if such interest is not regularly traded on an established securities market; and, if not held at a financial institution, (i) any stock or security issued by a non-U.S. person, (ii) any financial instrument or contract held for investment where the issuer or counterparty is a non-U.S. person, and (iii) any interest in an entity which is a non-U.S. person.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder.  Specified domestic entities are not required to file Form 8938 until the proposed regulations are final.  Penalties apply to any failure to file IRS Form 8938.  Additionally, in the event a U.S. Holder does not file the information report relating to disclosure of specified foreign financial assets, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. You should consult your own tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the warrants (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Notwithstanding the foregoing, individual U.S. Holders will be subject to information reporting on a Form 1099-MISC with respect to the gross amount of cash settlement amounts.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMS and JPMorgan Chase Bank, N.A., each dated as of November 17, 2009, JPMS and JPMorgan Chase Bank, N.A. will act as placement agents for the warrants. We or one of our affiliates will pay discounts and commissions of $6.50 per warrant to the placement agents. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the warrants against payment for the warrants on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the warrants more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

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